UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended November 12, 2010
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE

TEEKAY LNG PARTNERS
REPORTS THIRD QUARTER RESULTS
Highlights
•	Generated distributable cash flow of $36.7 million in the third quarter of 2010, up from $29.2 million in the third quarter of 2009.
•	Declared cash distribution of $0.60 per unit for the third quarter of 2010.
•	Agreed to acquire 50 percent interest in two LNG carriers on long-term fixed-rate charters; transaction expected to be completed by mid-November 2010.
•	Agreed to sell one LPG carrier for $21.5 million which will result in a $4.3 million gain; transaction expected to be completed by mid-November 2010.
Hamilton, Bermuda, November 4, 2010 — Teekay GP LLC, the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) today reported its results for the quarter ended September 30, 2010. During the third quarter of 2010, the Partnership generated distributable cash flow(1) of $36.7 million, compared to $29.2 million in the same quarter of the previous year. The increase primarily reflects the acquisition of two LNG carriers and one LPG carrier during the second half of 2009, as well as the acquisition of the two Suezmax oil tankers and one Handymax product tanker in March 2010, all of which are operating under long-term, fixed-rate charter contracts.
On October 25, 2010, the Partnership declared a cash distribution of $0.60 per unit for the quarter ended September 30, 2010. The cash distribution is payable on November 12, 2010 to all unitholders of record on November 5, 2010.
“The increase in the Partnership’s third quarter distributable cash flow compared to the same period one year ago highlights the steady growth in Teekay LNG’s portfolio of long-term fixed-rate contracts and reflects the addition of several vessels acquired from our sponsor, Teekay Corporation,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “The Partnership’s acquisition of a 50 percent interest in two LNG carriers from Exmar will provide an additional $10 million of annual distributable cash flow and represents an attractive entry point into the complimentary floating LNG regasification business. Importantly, the Exmar transaction also demonstrates the Partnership’s ability to grow through direct third party acquisitions. In addition, with the delivery of gas projects currently being warehoused by Teekay Corporation in 2011 and 2012, including two Skaugen Multigas newbuildings and a one-third interest in four Angola LNG newbuildings, we expect further opportunities to grow the Partnership’s distributable cash flow going forward.”

(1)
Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

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Teekay LNG’s Fleet
The following table summarizes the Partnership’s fleet as of November 3, 2010:

	Number of Vessels
	Delivered		Committed
	Vessels		Vessels		Total
LNG Carrier Fleet(1)	15		2	(2)	17
LPG/Multigas Carrier Fleet	3	(3)	3	(4)	6
Conventional Tanker Fleet	11		—		11

Total	29		5		34

(1)	Excludes Teekay’s 33 percent interest in the four Angola LNG newbuildings.

(2)	Represents 50 percent interest in two LNG carriers to be acquired from Exmar in mid-November 2010.

(3)	Includes the Dania Spirit, which is expected to be sold by mid-November 2010.

(4)	Represents the three Skaugen LPG/Multigas carriers currently under construction, as described below.
Exmar Acquisition
The Partnership has agreed to acquire from Exmar NV (Exmar) a 50 percent interest in the 2002-built Excalibur, a conventional LNG carrier, and the 2005-built Excelsior, a specialized gas carrier which can both transport and regasify LNG onboard. Both vessels are on long-term, fixed-rate charter contracts to Excelerate Energy LP, a leading provider of LNG offshore solutions, for firm periods until 2022 and 2025, respectively. The purchase price of the 50 percent interest is $70 million net of assumed debt. The Partnership will finance the acquisition by issuing approximately 1.1 million of its common units to Exmar and borrowings under one of its existing revolving credit facilities. The transaction is expected to be completed by mid-November 2010.
Dania Sprit Sale
The Partnership has agreed to sell the 2000-built LPG carrier Dania Spirit for proceeds of $21.5 million, which will result in a gain of approximately $4.3 million. The transaction is expected to be completed by mid-November 2010.
Future Projects
Below is a summary of LNG and LPG/Multigas newbuildings that the Partnership has agreed to, or has the right to, acquire:
Skaugen LPG/Multigas
The Partnership has agreed to acquire one LPG carrier from a subsidiary of IM Skaugen ASA (Skaugen) and two Multigas carriers from Teekay Corporation (Teekay). The three LPG/Multigas carriers are currently under construction and will be purchased upon their scheduled deliveries from the shipyard in 2011. Upon delivery, the vessels will commence service under 15-year fixed-rate charters to Skaugen.
Angola LNG
A consortium in which Teekay has a one-third interest, has agreed to charter four newbuilding LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, Total and ENI. The vessels will be chartered at fixed rates, with inflation adjustments, following their deliveries which are scheduled to commence in 2011. In accordance with an agreement between Teekay and Teekay LNG, Teekay is obligated to offer the Partnership its interest in these vessels and related charter contracts no later than 180 days before delivery of these newbuilding LNG carriers. The vessels are currently under construction and are expected to deliver in 2011 and 2012.
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Financial Summary
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $23.9 million for the quarter ended September 30, 2010, compared to $17.6 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items which had the net effect of decreasing net income by $63.9 million and $45.0 million for the three months ended September 30, 2010 and 2009, respectively, as detailed in Appendix A. Including these items, the Partnership reported net loss attributable to the partners, on a GAAP basis, of $40.0 million and $27.4 million for the three months ended September 30, 2010 and 2009, respectively.
For accounting purposes, the Partnership is required to recognize the changes in the fair value of its derivative instruments on the statements of (loss) income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the statements of (loss) income.
The Partnership’s financial statements for the prior periods include historical results of vessels acquired by the Partnership from Teekay, referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.
Operating Results
The following table highlights certain financial information for Teekay LNG’s segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended			Three Months Ended
	September 30, 2010			September 30, 2009
	(unaudited)			(unaudited)
	Liquefied	Conventional		Liquefied	Conventional
	Gas	Tanker		Gas	Tanker
(in thousands of U.S. dollars)	Segment	Segment	Total	Segment	Segment(i)	Total
Net voyage revenues(ii)	66,613	24,818	91,431	63,285	24,349	87,634
Vessel operating expenses	11,422	9,541	20,963	12,760	7,630	20,390
Depreciation and amortization	15,149	6,977	22,126	13,989	6,571	20,560
Cash flow from vessel operations(iii)	53,677	12,946	66,623	44,735	9,193	53,928

(i)
Cash flow from vessel operations for the Conventional Tanker segment only reflects the cash flows generated by the Alexander Spirit, Hamilton Spirit and Bermuda Spirit subsequent to their acquisition by the Partnership on March 17, 2010. Results for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit for the periods prior to their acquisition by the Partnership when they were owned and operated by Teekay are referred to as the Dropdown Predecessor.

(ii)
Net voyage revenues represents voyage revenues less voyage (recoveries) expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(iii)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, excluding the cash flow from vessel operations relating to the Partnership’s Variable Interest Entities and Dropdown Predecessors and adjusting for direct financing leases to a cash basis. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(1)
Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net loss which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Liquefied Gas Segment
Cash flow from vessel operations from the Partnership’s Liquefied Gas segment increased to $53.7 million in the third quarter of 2010 from $44.7 million in the same quarter of the prior year. This increase is primarily due the acquisition of the Tangguh LNG carriers in August 2009, the delivery of the second Skaugen LPG carrier in November 2009, a decrease in vessel operating expenses and fewer off-hire days in the third quarter of 2010 relating to scheduled drydockings.
Conventional Tanker Segment
Cash flow from vessel operations from the Partnership’s Conventional Tanker segment was $12.9 million for the third quarter of 2010 compared to $9.2 million in the same quarter of the prior year. The increase is primarily due to the acquisition of two Suezmax tankers and one Handymax tanker from Teekay in the first quarter of 2010. This increase was partially offset by an increase in the number of scheduled drydocking days in the third quarter of 2010.
Liquidity
As of September 30, 2010, the Partnership had total liquidity of $487.2 million, comprised of $73.1 million in cash and cash equivalents and $414.1 million in undrawn credit facilities.
About Teekay LNG Partners L.P.
Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time-charter contracts with major energy and utility companies through its fleet of 17 LNG carriers, six LPG/Multigas carriers and 11 conventional tankers. Two of the 17 LNG carriers are expected to be acquired in mid-November 2010 and three of the six LPG/Multigas carriers are newbuildings scheduled for delivery in 2011.
Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
Web site: www.teekaylng.com
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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Nine Month Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2010	2009(1)	2010(1)	2009(1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	92,154	91,846	88,389	276,492	247,231

OPERATING EXPENSES
Voyage expenses	723	493	755	1,357	1,495
Vessel operating expenses	20,963	22,041	20,390	64,032	57,604
Depreciation and amortization	22,126	22,407	20,560	66,689	60,392
General and administrative	5,252	5,037	5,637	15,681	13,347
Restructuring charge(2)	—	126	393	175	3,053

	49,064	50,104	47,735	147,934	135,891

Income from vessel operations	43,090	41,742	40,654	128,558	111,340

OTHER ITEMS
Interest expense	(12,708)	(11,320)	(13,872)	(36,802)	(47,200)
Interest income	2,083	1,429	3,376	5,385	10,858
Realized and unrealized loss on derivative instruments(3)	(33,423)	(45,549)	(33,882)	(105,784)	(41,476)
Foreign exchange (loss) gain(4)	(39,839)	36,635	(17,576)	20,017	(19,527)
Equity (loss) income(5)	(870)	(2,930)	(781)	(2,483)	20,353
Other income (expense) — net	26	(116)	61	380	239

Net (loss) income	(41,641)	19,891	(22,020)	9,271	34,587

Net (loss) income attributable to:
Non-controlling interest	(1,665)	(2,875)	2,785	(4,239)	25,398
Dropdown Predecessor	—	—	2,638	2,258	3,117
Partners	(39,976)	22,766	(27,443)	11,252	6,072

Limited partners’ units outstanding:
Weighted-average number of common units outstanding - Basic and diluted	53,755,351	52,339,849	41,021,963	50,388,092	37,855,872
Weighted-average number of subordinated units outstanding - Basic and diluted	—	—	7,367,286	2,428,776	9,229,347
Weighted-average number of total units outstanding - Basic and diluted	53,755,351	52,339,849	48,389,249	52,816,868	47,085,219
Total number of units outstanding	54,053,351	52,339,849	48,389,249	54,053,351	48,389,249

(1)
Results for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit for the periods prior to their acquisition by the Partnership when they were owned and operated by Teekay Corporation are referred to as the Dropdown Predecessor.

(2)
The total cost incurred in 2009 and 2010 in connection with the Partnership’s restructuring plans to move certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay Corporation and the change of the nationality of some of the seafarers was approximately $3.4 million, of which nil, $126,000, and $393,000 was incurred for the three months ended September 30, 2010, June 30, 2010, and September 30, 2009, respectively, and $175,000 and $3.1 million was incurred for the nine months ended September 30, 2010 and 2009, respectively.

(3)
The realized losses relate to the amounts the Partnership actually paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below.

	Three Months Ended			Nine Month Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2010	2009	2010	2009
Realized losses relating to:
Interest rate swaps	(10,306)	(10,581)	(10,491)	(32,101)	(25,128)

	(10,306)	(10,581)	(10,491)	(32,101)	(25,128)

Unrealized (losses) gains relating to:
Interest rate swaps	(23,917)	(32,868)	(24,491)	(72,183)	(23,103)
Toledo Spirit time-charter derivative contract	800	(2,100)	1,100	(1,500)	6,755

	(23,117)	(34,968)	(23,391)	(73,683)	(16,348)

Total realized and unrealized losses on derivative instruments	(33,423)	(45,549)	(33,882)	(105,784)	(41,476)

(4)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the statements of (loss) income.

(5)
Equity (loss) income includes unrealized (losses) gains on derivative instruments of ($4.3) million, ($6.3) million and ($4.0) million for the three months ended September 30, 2010, June 30, 2010 and September 30, 2009, respectively, and ($12.8) million and $7.1 million for the nine months ended September 30, 2010 and 2009, respectively.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS (1)
(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31,
	2010	2010	2009(2)
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	73,085	70,999	108,350
Restricted cash — current	35,231	30,304	32,427
Other current assets	27,210	23,527	19,136
Advances to affiliates and to joint venture	5,702	6,026	22,361
Restricted cash — long-term	574,107	564,115	579,093
Vessels and equipment	1,976,290	1,989,093	2,020,174
Advances on newbuilding contracts	60,277	59,268	57,430
Net investments in direct financing leases	417,246	418,775	421,441
Derivative assets	120,462	90,958	32,131
Investment in joint venture	88,930	89,888	91,674
Other assets	24,231	23,987	25,888
Intangible assets	125,828	128,110	132,675
Goodwill	35,631	35,631	35,631

Total Assets	3,564,230	3,530,681	3,578,411

LIABILITIES AND EQUITY
Accounts payable, accrued liabilities and unearned revenue	61,131	60,079	62,124
Current portion of long-term debt and capital leases	122,040	115,233	118,414
Advances from affiliates and joint venture partners	106,037	106,410	105,559
Long-term debt and capital leases	2,051,130	2,051,706	2,140,941
Derivative liabilities	296,021	243,401	134,007
Other long-term liabilities	99,629	100,156	100,328
Equity
Dropdown Predecessor equity(2)	—	—	43,013
Non-controlling interest(3)	9,568	11,233	13,807
Partners’ equity	818,674	842,463	860,218

Total Liabilities and Total Equity	3,564,230	3,530,681	3,578,411

(1)
Due to the Partnership’s agreement to acquire Teekay Corporation’s 100 percent interest in the two Skaugen Multigas Carriers, it is required to consolidate these vessels prior to the actual acquisition date under U.S. GAAP.

(2)
In accordance with GAAP, the balance sheet at December 31, 2009 includes the Dropdown Predecessor for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit, which were acquired by the Partnership on March 17, 2010, to reflect ownership of the vessels from the time they were acquired by Teekay on September 3, 2009, June 24, 2009 and May 27, 2009, respectively.

(3)
Non-controlling interest includes the 30 percent portion of Teekay Nakilat (RasGasII Project) and 31 percent of the equity interest in the Tangguh project, which in each case the Partnership does not own.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2010(1)	2009(1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	127,939	140,501

FINANCING ACTIVITIES
Distribution to Teekay Corporation for the acquisition of the Alexander Spirit, Hamilton Spirit and Bermuda Spirit	(33,997)	—
Proceeds from issuance of long-term debt	39,231	162,826
Scheduled repayments of long-term debt	(56,415)	(61,541)
Prepayments of long term debt	(42,000)	(95,900)
Scheduled repayments of capital lease obligations and other long-term liabilities	(7,288)	(7,092)
Proceeds from equity offerings, net of offering costs	50,921	68,532
Advances (to) from affiliates	(2,549)	14,360
Repayment of joint venture partners’ advances	(1,250)	—
Equity contribution from Teekay Corporation to Dropdown Predecessor	466	720
Decrease in restricted cash	449	1,390
Cash distributions paid	(100,053)	(85,196)
Excess of purchase price over the contributed basis of Teekay Tangguh Borrower LLC	—	(31,830)
Other	(131)	—

Net financing cash flow	(152,616)	(33,731)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(7,883)	(96,000)
Receipts from direct financing leases	4,195	2,945
Purchase of Teekay Tangguh Borrower LLC	—	(37,259)
Advances to joint venture partner and to joint venture	(6,900)	(2,610)

Net investing cash flow	(10,588)	(132,924)

Decrease in cash and cash equivalents	(35,265)	(26,154)
Cash and cash equivalents, beginning of the period	108,350	117,641

Cash and cash equivalents, end of the period	73,085	91,487

(1)
In accordance with GAAP, the Consolidated Statements of Cash Flows includes the cash flows relating to the Dropdown Predecessor for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit, for the period from September 3, 2009, June 24, 2009 and May 27, 2009, respectively to March 17, 2010, when the vessels were under the common control of Teekay, but prior to their acquisition by the Partnership.

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TEEKAY LNG PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET LOSS
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net loss attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended	Three Months Ended
	September 30, 2010	September 30, 2009
	(unaudited)	(unaudited)
Net loss — GAAP basis	(41,641)	(22,020)
Less:
Net loss (income) attributable to non-controlling interest	1,665	(2,785)
Net (income) attributable to Dropdown Predecessor	—	(2,638)

Net loss attributable to the partners	(39,976)	(27,443)
Add (subtract) specific items affecting net income:
Foreign exchange loss(1)	39,839	17,559
Unrealized losses from derivative instruments(2)	23,117	23,391
Unrealized losses from derivative instruments from equity accounted investees(2)	4,319	3,988
Restructuring charge(3)	—	393
Additional crew training charges received relating to prior periods	364	—
Non-controlling interests’ share of items above	(3,716)	(311)

Total adjustments	63,923	45,020

Adjusted net income attributable to the partners	23,947	17,577

(1)	Foreign exchange losses primarily relate to the revaluation of the Partnership’s debt, capital leases and restricted cash denominated in Euros.

(2)	Reflects the unrealized loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.

(3)
Restructuring charges were incurred in connection with the Partnership’s restructuring plans to move certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay and the change of the nationality of some of the seafarers.

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TEEKAY LNG PARTNERS L.P.
APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net (loss) income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, income from variable interest entity, income taxes, foreign exchange related items and net income attributable to the Dropdown Predecessor before depreciation. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net (loss) income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net loss.

Three Months Ended
September 30, 2010
(unaudited)

Net loss	(41,641)
Add:
Depreciation and amortization	22,126
Partnership’s share of RasGas 3 DCF before estimated maintenance capital expenditures	4,763
Unrealized loss from derivatives and other non-cash items	24,808
Equity loss from RasGas 3 joint venture	870
Income tax expense	110
Unrealized foreign exchange loss	39,839
Less:
Estimated maintenance capital expenditures	(10,624)

Distributable Cash Flow before Non-controlling interest	40,251
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(3,570)

Distributable Cash Flow	36,681

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TEEKAY LNG PARTNERS L.P.
APPENDIX C — SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended September 30, 2010
	(unaudited)
	Liquefied Gas	Conventional Tanker
	Segment	Segment	Total
Net voyage revenues(1)	66,613	24,818	91,431
Vessel operating expenses	11,422	9,541	20,963
Depreciation and amortization	15,149	6,977	22,126
General and administrative	2,921	2,331	5,252

Income from vessel operations	37,121	5,969	43,090

	Three Months Ended September 30, 2009
	(unaudited)
	Liquefied Gas	Conventional Tanker
	Segment	Segment(2)	Total
Net voyage revenues(1)	63,285	24,349	87,634
Vessel operating expenses	12,760	7,630	20,390
Depreciation and amortization	13,989	6,571	20,560
General and administrative	3,118	2,519	5,637
Restructuring charge	175	218	393

Income from vessel operations	33,243	7,411	40,654

(1)
Net voyage revenues represents voyage revenues less voyage (recoveries) expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Income from vessel operations for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit for the periods prior to their acquisition by the Partnership when they were owned and operated by Teekay, are referred to herein as the Dropdown Predecessor.

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth opportunities; the expected completion date for the Partnership’s acquisition of the 50 percent interest in the vessels Excalibur and Excelsior, and the amount of incremental distributable cash flow to the Partnership based on their respective fixed-rate time-charter contracts; the expected timing of the Partnership’s sale of the Dania Spirit and its resulting gain on the sale; the expected timing and certainty of Teekay Corporation offering its interest in the Angola LNG Project vessels to the Partnership; the timing of LNG and LPG/Multigas newbuilding deliveries and incremental cash flows relating to such newbuildings; the Partnership’s financial position, including available liquidity; and further opportunities to grow the Partnership’s distributable cash flow going forward. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the unit price of equity offerings to finance acquisitions; changes in production of LNG or LPG, either generally or in particular regions; required approvals by the conflicts committee of the board of directors of the Partnership’s general partner to acquire any projects offered to the Partnership by Teekay Corporation; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; LNG and LPG/Multigas project delays or shipyard production delays which would change the expected timing and cost of newbuild vessel deliveries; the Partnership’s ability to raise financing to purchase additional vessels or to pursue LNG or LPG/Multigas projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2009. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P. By: Teekay GP L.L.C., its General Partner
Date: November 12, 2010	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)